KW 3/21/2014

SEC
Mail Processing
Section
MAR 06 2014
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 BAYSHORE BLVD., SUITE 960
(No. and Street)

TAMPA (City) FL (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. SCOTT FLEMING 813-998-2760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTONLARSONALLEN LLP
(Name – *if individual, state last, first, middle name*)

1715 NORTH WESTSHORE BLVD., SUITE 950 TAMPA, FL 33607-3920
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14049381

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, T. SCOTT FLEMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA INVESTMENT ADVISORS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KARLA J. PHILLIPS
Notary Public - State of Florida
My Comm. Expires Jun 4, 2016
Commission # EE 197246

Signature

EXECUTIVE VICE PRESIDENT

Title

Karla Phillips

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA INVESTMENT ADVISORS, INC.
(SEC I.D. NO. 8-53459)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

FLORIDA INVESTMENT ADVISORS, INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption from such computation under Section (k)(2)(ii), as the Company introduces all customer activity to another regulated financial institution.

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

Report on the Financial Statements

We have audited the financial statements of Florida Investment Advisors, Inc. which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Committee
Florida Investment Advisors, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisors, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Tampa, Florida
February 3, 2014

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
Cash and Cash Equivalents	$ 558,634	$ 1,337,825
Fees and Commissions Receivable	4,101	-
Investment Securities Available-for-Sale	-	324,894
Deposit with Clearing Organization	100,000	100,000
Antiques and Software, Net of Accumulated Amortization of $6,032 in 2012	-	24,206
Property and Equipment, Net of Accumulated Depreciation of $334,795 in 2012	-	16,183
Deferred Income Tax Asset	-	33,126
Prepaid Income Taxes	15,916	-
Prepaid Expenses	4,620	30,543
Total Assets	$ 683,271	$ 1,866,777

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 22,370	$ 27,671
Income Taxes Payable	-	31,276
Deferred Rent Liability	-	78,688
Total Liabilities	22,370	137,635
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value; 7,500 Shares Authorized, Issued and Outstanding	7,500	7,500
Additional Paid-In Capital	474,825	474,825
Retained Earnings	178,576	1,259,291
Accumulated Other Comprehensive Loss	-	(12,474)
Total Stockholder's Equity	660,901	1,729,142
Total Liabilities and Stockholder's Equity	$ 683,271	$ 1,866,777

See accompanying Notes to Financial Statements.

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Management Fees	$ 1,015,059	$ 1,296,381
Brokerage Fees	455,797	724,832
Fee Income from The Bank of Tampa Trust Department	52,094	62,742
Commissions on Life Insurance Sales	4,591	165,686
Interest and Dividend Income	573	3,354
Total Revenues	1,528,114	2,252,995
EXPENSES		
Salaries, Commissions and Related Expenses	794,272	1,204,828
Administrative Operating Expenses	323,409	382,026
Occupancy Expenses	152,835	224,018
Clearing and Exchange Fees	61,907	75,659
Realized Loss on Sale of Investment Security Available-for-Sale	12,000	-
Total Expenses	1,344,423	1,886,531
INCOME BEFORE PROVISION FOR INCOME TAXES	183,691	366,464
PROVISION FOR INCOME TAXES	64,406	159,742
NET INCOME	$ 119,285	$ 206,722
EARNINGS PER COMMON SHARE ON NET INCOME	$ 15.90	$ 27.56
NET INCOME	$ 119,285	$ 206,722
OTHER COMPREHENSIVE INCOME		
RECLASSIFICATION ADJUSTMENT FOR LOSSES INCLUDED IN NET INCOME	12,474	-
TOTAL COMPREHENSIVE INCOME	$ 131,759	$ 206,722

See accompanying Notes to Financial Statements.

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
	Shares	Par Value				
BALANCE, DECEMBER 31, 2011	7,500	$ 7,500	$ 472,902	$ 1,252,569	$ (12,474)	$ 1,720,497
Net Income	-	-	-	206,722	-	206,722
Share-Based Compensation	-	-	1,923	-	-	1,923
Dividends Paid	-	-	-	(200,000)	-	(200,000)
BALANCE, DECEMBER 31, 2012	7,500	7,500	474,825	1,259,291	(12,474)	1,729,142
Comprehensive Income:						
Net Income	-	-	-	119,285	-	119,285
Other Comprehensive Income	-	-	-	-	12,474	12,474
Dividends Paid	-	-	-	(1,200,000)	-	(1,200,000)
BALANCE, DECEMBER 31, 2013	7,500	$ 7,500	$ 474,825	$ 178,576	$ -	$ 660,901

See accompanying Notes to Financial Statements.

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 119,285	$ 206,722
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation and Amortization	13,691	66,451
Share-Based Compensation	-	1,923
Realized Loss on Sale of Investment Security Available-for-Sale	12,000	-
Deferred Income Tax	25,600	(25,457)
Net Change in:		
Fees and Commissions Receivable	(4,101)	24,540
Prepaid Expenses	25,923	2,085
Accounts Payable and Accrued Expenses	(5,301)	(88,913)
Deferred Rent Liability	(78,688)	78,688
Income Taxes Payable	(47,192)	20,806
Net Cash Provided by Operating Activities	61,217	286,845
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investment Securities Available-for-Sale	(423)	(1,762)
Proceeds from Sales of Investment Securities Available-for-Sale	333,317	-
Proceeds from Sales of Antiques and Software	24,206	-
Proceeds from Sales of Property and Equipment	2,492	-
Purchase of Property and Equipment	-	(3,966)
Net Cash Provided by (Used by) Investing Activities	359,592	(5,728)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid	(1,200,000)	(200,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(779,191)	81,117
Cash and Cash Equivalents at Beginning of Year	1,337,825	1,256,708
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 558,634	$ 1,337,825
SCHEDULE OF NON-CASH INVESTING ACTIVITIES		
Transfer of Antiques to Property and Equipment	$ -	$ 31,002
SUPPLEMENTARY CASH FLOW INFORMATION		
Income Taxes Paid	$ 85,998	$ 138,936
Change in Unrealized Loss on Investment Security Available-for-Sale, Net of Income Tax Expense of $7,526	$ 12,474	$ -

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Florida Investment Advisors, Inc. (FIA) is a Florida corporation and its principal business is to provide investment management services and broker-dealer services as an introducing broker-dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). FIA is a wholly-owned subsidiary of the Tampa Bay Banking Company (Company), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a financial holding company. The Bank of Tampa (Bank), a commercial bank regulated by the Federal Deposit Insurance Corporation (FDIC) and the Florida Office of Financial Regulation, is also a wholly-owned subsidiary of the Company and, as a result, is an affiliate of FIA. FIA has historically derived the majority of its brokerage and investment advisory clients through a networking and referral agreement relationship with the Bank.

The Bank has entered into an agreement with LPL Financial LLC (LPL), a broker-dealer and a Registered Investment Advisor (RIA), which allows FIA's brokerage and investment advisory clients to either transfer their accounts to LPL or another broker-dealer or RIA of their choice. Once all accounts have been transferred, FIA will file Form BDW "Uniform Request for Broker-Dealer Withdrawal" with FINRA and de-register as an RIA with the SEC. This material change in business operations of FIA does not involve any type of acquisition or merger transaction. FIA began transferring accounts during November 2013, and as of December 31, 2013, approximately 20% of all accounts have been transferred to either LPL or another broker-dealer or RIA. The anticipated completion date for all account transfers is June 30, 2014. Once all accounts have been transferred and FIA files Form BDW, FIA will satisfy its current liabilities with its existing liquid assets. FIA's obligation under a non-cancelable lease for office space was assigned to the Bank effective December 31, 2013. FIA will maintain its corporate entity status for a period of at least six years following de-registration as a broker-dealer and RIA in order to address and satisfy any currently unasserted claims that may subsequently arise; however, no material claims are anticipated.

Cash and Cash Equivalents

For purposes of reporting cash flows, FIA considers all highly liquid investments with original maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. FIA maintains its cash and cash equivalents at various financial institutions where they are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At times these balances may be in excess of FDIC insurance limits.

Receivables

Receivables are carried at cost less an allowance for doubtful accounts. On a periodic basis, FIA evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. FIA's policy is not to accrue interest on accounts receivable. Receivables are typically collected within 45 days.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables (Continued)

FIA uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Receivables are charged against the allowance account when such receivables are deemed to be uncollectable. There was no allowance for bad debts at December 31, 2013 or 2012.

Revenue Recognition

FIA recognizes management fees, brokerage fees, sweep fee income and other fees when earned. FIA recognizes revenues earned from transactions executed on behalf of its customers at the trade date. Similarly, FIA's liability to its employee brokers for commissions payable, if any, related to those trades are recognized concurrent with the recognition of revenue from the trades.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to FIA's employee agents for commissions payable related to those policies, if any, is recognized concurrent with the recognition of revenue from the policies.

Securities Transactions

FIA promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in other income or other comprehensive income (loss).

Investment Securities

Debt investment securities classified as available-for-sale are carried at fair value on a recurring basis, with unrealized gains and losses reported in other comprehensive income (loss). Any realized gains and losses on investment securities available-for-sale would be included in other income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on sales of investment securities are determined using the specific identification method on the trade date.

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed on the straight-line method based principally on the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system. Maintenance and repairs are expensed as incurred with major additions and improvements being capitalized. Gains and losses on dispositions are included in current operations.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

FIA reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or their fair value less estimated costs to sell.

Share-Based Compensation

The Company maintains performance incentive plans under which incentive options are granted primarily to certain officers and key employees of FIA. The exercise price of the options is approved by the Compensation/Benefits Committee of the Company based on the Company's stock price determined by a quarterly independent appraisal. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model and assumptions appropriate to each plan. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. FIA expenses employee share-based compensation using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. Compensation expense is recognized using the straight-line method over the share-based compensation vesting period. No incentive options were granted for the years ended December 31, 2013 and 2012.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Under accounting principles generally accepted in the United States of America, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred income tax asset will not be realized. The determination of the realizability of the deferred income tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

FIA follows the provisions of Accounting for Uncertainty in Income Taxes. These rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. FIA can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 7 – Income Taxes for additional disclosures. FIA recognizes both interest and penalties as a component of other operating expenses, if applicable.

FIA files consolidated federal and state income tax returns with the Company and the Bank and Subsidiaries, entities affiliated with FIA through common ownership. FIA computes and records their respective income taxes (both current and deferred), reflecting either an expense or benefit, as if FIA had filed on a separate entity basis, regardless of the consolidated Company's tax paying or refund status. FIA reimburses or is reimbursed by the Company for its pro-rata share of federal and state income taxes, if any. The consolidated federal and state income tax returns are not subject to examinations for tax years prior to 2010.

Comprehensive Income

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on investment securities available-for-sale, are reported as a separate component of the equity section of the statements of financial condition; such items, along with net income, are components of comprehensive income.

Earnings per Common Share on Net Income

Earnings per common share on net income have been computed based on the weighted average number of common shares outstanding during both 2013 and 2012.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

FIA categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, FIA may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. FIA has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

In 2012, FIA expanded its disclosure regarding measuring fair value and disclosure information about fair value measurement. FIA now discloses qualitative and quantitative information about the unobservable inputs and processes used in fair value measurement that is categorized within Level 3 of the fair value hierarchy.

Advertising Costs

Advertising costs are expensed as incurred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contingencies

FIA occasionally becomes involved in various lawsuits and is subject to certain contingencies in the normal course of business. Management does not believe that any such actions as of the date of these financial statements would result in a settlement material to the financial statements.

Subsequent Events

In preparing these financial statements, FIA has evaluated events and transactions for potential recognition or disclosure through February 3, 2014, the date the financial statements were available to be issued.

NOTE 2 DEPOSIT WITH CLEARING ORGANIZATION

FIA has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit, which is maintained in cash with the broker-dealer. Once all accounts of FIA have been transferred to either LPL or another broker-dealer or RIA, FIA will terminate its existing clearing agreement and be refunded the $100,000 deposit.

NOTE 3 INVESTMENT SECURITIES

There were no investment securities owned as of December 31, 2013. The amortized cost of investment securities and their approximate fair values as of December 31, 2012 were as follows:

	December 31, 2012			
Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
Floating Rate Corporate Demand Note	$ 244,894	$ -	$ -	$ 244,894
Municipal Bond	100,000	-	(20,000)	80,000
Total Securities Available-for-Sale	$ 344,894	$ -	$ (20,000)	$ 324,894

Information pertaining to investment securities with gross unrealized losses that are not deemed to be other-than-temporarily impaired at December 31, 2012, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position, is as follows:

	Less than Twelve Months		Over Twelve Months		
Securities Available-for-Sale	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Debt Securities:					
Municipal Bond	$ -	$ -	$ 80,000	$(20,000)	$(20,000)
Total Securities Available-for-Sale	$ -	$ -	$ 80,000	$(20,000)	$(20,000)

NOTE 3 INVESTMENT SECURITIES (CONTINUED)

FIA uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. For additional information on how FIA measures fair value, refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements.

Investment securities available-for-sale, measured at fair value on a recurring basis at December 31, 2012, are summarized below:

	Level 1	Level 2	Level 3	Total
Securities Available-for-Sale				
Debt Securities:				
Floating Rate Corporate Demand Note	$ -	$ -	$244,894	$244,894
Municipal Bond	-	-	80,000	80,000
Total Securities Available-for-Sale	$ -	$ -	$324,894	$324,894

Investment securities available-for-sale, measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

December 31, 2012	$ 324,894
Total Unrealized Losses	
Included in Other Comprehensive Income (Loss)	-
Purchases	423
Settlements	(325,317)
December 31, 2013	$ -
December 31, 2011	$ 323,132
Total Unrealized Losses	
Included in Other Comprehensive Income (Loss)	-
Purchases	1,762
Transfers In and/or Out of Level 3	-
December 31, 2012	$ 324,894

There were no amounts of total gains or losses for the years ended December 31, 2013 and 2012 included in earnings attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, respectively.

NOTE 4 PROPERTY AND EQUIPMENT

On December 30, 2013, FIA sold all their antiques, software, and property and equipment to the Bank for $26,698, the net book value, which resulted in no gain or loss on the sale.

Components of property and equipment as of December 31, 2012 are as follows:

	Estimated Useful Lives	2012
Furniture and Equipment	3-5 Years	$ 304,586
Leasehold Improvements	5 Years	46,392
		350,978
Less: Accumulated Depreciation		(334,795)
		$ 16,183

Depreciation expense for the years ended December 31, 2013 and 2012 amounted to $13,691 and $64,943, respectively.

NOTE 5 ASSIGNMENT OF LEASE

FIA negotiated an office facility lease in 2012 that included an incentive period during which lease payments were waived. Accounting standards generally accepted in the United States of America require that these waived payments be recognized ratably over the life of the lease. Effective December 31, 2013, FIA and the Bank entered into an Assignment of Lease agreement whereby FIA assigned all of its rights, title and interest in and to the lease to the Bank. As a result of this assignment, the Bank assumed the related deferred rent liability and was paid by FIA in the amount of $81,074 for this assumption, which resulted in no gain or loss.

Total rent expense for the years ended December 31, 2013 and 2012 amounted to $127,639 and $147,211, respectively.

NOTE 6 EMPLOYEE BENEFITS

401(K) Plan

FIA has a 401(k) plan for all employees with three months of service and over 21 years of age. A participant may elect to make pre-tax contributions up to the maximum amount allowed by the Internal Revenue Service. The 401 (k) plan allows FIA to make discretionary matching contributions on behalf of participants of an amount not to exceed 4% of the participant's compensation. FIA made matching contributions of $10,908 and $18,269 in 2013 and 2012, respectively.

NOTE 6 EMPLOYEE BENEFITS (CONTINUED)

Stock Option Plans

Effective April 25, 2000, the Company adopted the 2000 Incentive Stock Option (ISO) Plan covering eligible employees of FIA. Options granted from the 2000 ISO Plan became vested and exercisable at 25% per year, commencing on the first anniversary of the effective date of the grant and each anniversary thereafter. On December 13, 2005, the Board of Directors of the Company approved an amendment to the 2000 ISO allowing all options issued to employees prior to January 1, 2006 to be fully vested as of December 13, 2005, except for those options that would cause the holder to vest total exercise value in excess of $100,000 during 2005.

Options must be exercised within 10 years after grant. Each award of Stock Options expires on the earlier of the date specified in the award agreement or the expiration of ten years from the date of grant, and shall be fully vested five years after the award grant date. The related shares are considered issued and outstanding when exercised for accounting purposes. No options were issued under the 2000 ISO Plan during 2013 and 2012. For the years ended December 31, 2013 and 2012, share-based compensation expense from Incentive Stock Options was $-0- and $1,923, respectively.

The following summarizes the Incentive Stock Options for the years ended December 31, 2013 and 2012:

	2013		2012	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	600	$ 41.88	10,250	$ 46.99
Granted	-	-	-	-
Exercised	-	-	(2,100)	35.50
Forfeited	-	-	(7,350)	51.00
Expired	-	-	(200)	35.50
Outstanding at End of Year	600	$ 41.88	600	$ 41.88
Options Exercisable at Year End	600	$ 41.88	600	$ 41.88

NOTE 6 EMPLOYEE BENEFITS (CONTINUED)

Stock Option Plans (Continued)

Information pertaining to options outstanding at December 31, 2013 and 2012 is as follows:

December 31, 2013	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$38.50 - $45.25	600	0.64 years	$ 41.88	600	$ 41.88

December 31, 2012	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$38.50 - $45.25	600	1.64 years	$ 41.88	600	$ 41.88

As of December 31, 2013 and 2012, all compensation cost related to non-vested share-based compensation arrangements granted under the Plan has been recognized.

Employee Stock Ownership Plan

The Company has an ESOP which covers substantially all full-time employees of the Company, the Bank and FIA. The annual contribution to the ESOP is determined by the Board of Directors of the Company. FIA contributed $19,277 and $25,000 for the years ended December 31, 2013 and 2012, respectively, to the ESOP. FIA has no potential repurchase obligation under the ESOP.

NOTE 7 INCOME TAXES

The provision for income taxes consists of the following:

	2013	2012
Current Tax Provision:		
Federal	$ 33,806	$ 157,213
State	5,000	27,985
	38,806	185,198
Deferred:		
Federal	21,913	(21,783)
State	3,687	(3,673)
Total Provision for Income Taxes	$ 64,406	$ 159,742

The difference between the federal statutory rate and the effective tax rate for the year ended December 31, 2013 and 2012 was due substantially to state taxes, net of federal income tax effects.

NOTE 7 INCOME TAXES (CONTINUED)

The components of the net deferred tax asset as of December 31, 2012 were as follows:

	2012
Depreciation and Amortization	$ 75
Prepaids	(6,862)
Deferred Rent	31,276
State Adjustments	1,111
Unrealized Investment Gains (Losses)	7,526
Deferred Income Tax Asset	$ 33,126

NOTE 8 RELATED PARTY TRANSACTIONS

FIA has entered into agreements with the Bank for certain services, overhead expenses and rental of office space. Pursuant to these agreements, FIA paid the Bank for services and certain overhead expenses in the amount of $92,683 and $65,252 during the years ended December 31, 2013 and 2012, respectively. In addition, the Bank paid FIA for rental of office space in the amount to $29,425 and $11,121 during the years ended December 31, 2013 and 2012, respectively.

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to $24,000, plus an amount based on the percentage of the asset values in the accounts. For the years ended December 31, 2013 and 2012, $52,094 and $62,742, respectively, were received as fees. In addition, in 2012 FIA provided investment advisory services to the Bank for an annual fee of $50,000.

Bank employees periodically refer customers and other members of the general public to FIA and receive a solicitor fee for a qualified investment management referral. For the years ended December 31, 2013 and 2012, $3,423 and $1,584, respectively, were paid as fees.

Accounts payable and accrued expenses at December 31, 2013 included $6,449 due to the Bank, which related to salaries and related expenses.

NOTE 9 NET CAPITAL REQUIREMENTS

FIA is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, FIA had net capital of $626,224, which was $376,224 in excess of its required net capital of $250,000. In addition, FIA's ratio of aggregate indebtedness to net capital was 0.035 to 1. At December 31, 2012, FIA had net capital of $1,517,415, which was $1,267,415 in excess of its required net capital of $250,000. In addition, FIA's ratio of aggregate indebtedness to net capital was 0.09 to 1. Accordingly, at December 31, 2013 and 2012, FIA was in compliance with the net capital requirement.

NOTE 10 GUARANTEES

FASB ASC 460, "Guarantees," requires FIA to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence on nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, FIA indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, as well as Board of Directors and employees, against specified potential losses in connection with their acting as an agent of, or providing services to, FIA. The maximum potential amount of future payments that FIA could be required to make under these indemnifications cannot be estimated. However, FIA believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

NOTE 11 CONCENTRATION OF CREDIT RISK

There is no one customer that makes up 10% or more of total revenues for the years ended December 31, 2013 and 2012.

NOTE 12 OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, FIA's customers and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instrument of the deficient customer, at a prevailing market price, in order to fulfill the customer's obligations.

NOTE 12 OFF-BALANCE-SHEET AND CREDIT RISK (CONTINUED)

While FIA recognizes revenues and related liabilities at the trade date, in accordance with industry practice, FIA's customer transactions are recorded on a settlement date basis, which is generally three business days after the trade date. FIA is, therefore, exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial condition.

FLORIDA INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

TOTAL STOCKHOLDER'S EQUITY	$ 660,901
NON-ALLOWABLE ASSETS	
Receivables from Brokers and Dealers	4,101
Other Assets	20,536
Total Non-Allowable Assets	24,637
OTHER DEDUCTIONS AND CHARGES	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	636,264
HAIRCUTS ON SECURITIES	
Trading and Investment Securities	10,040
Total Haircut on Securities	10,040
NET CAPITAL	$ 626,224
AGGREGATE INDEBTEDNESS	$ 22,370
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 1,491
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Requirement (Greater of Above)	$ 250,000
Excess Net Capital	$ 376,224
Net Capital Less 120% of Minimum Net Capital Requirement	$ 326,224
Ratio of Aggregate Indebtedness to Net Capital	3.57%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.
There were no material differences between this computation of net capital and the basic net capital under Rule 15c3-1, and the corresponding computation prepared by FIA, and included in its unaudited amended Part II FOCUS filing as of the same date.

FIA is not required to file a computation of determination for reserve requirements and information relating to possession or control requirements under Rule 15c3-3, as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule, as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of Florida Investment Advisors, Inc. (FIA), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered FIA's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of FIA's internal control. Accordingly, we do not express an opinion on the effectiveness of FIA's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which FIA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Audit Committee
Florida Investment Advisors, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of FIA's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures, that accomplish the objectives referred to in the second paragraph of this report, are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FIA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Tampa, Florida
February 3, 2014

CliftonLarsonAllen

CliftonLarsonAllen LLP
1715 North Westshore Boulevard, Suite 950
Tampa, FL 33607-3920
813-384-2700 | fax 813-384-2750
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Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Florida Investment Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Florida Investment Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Florida Investment Advisors, Inc.'s management is responsible for Florida Investment Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including bank statements, general ledger journals, and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

    a. Compared the $307,809 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2013, to Florida Investment Advisors, Inc.'s supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $1,220,306 and $3,051, respectively of the Form SIPC-7, noting no differences.

    b. Recalculated Florida Investment Advisors, Inc.'s supporting schedule's arithmetical accuracy of the $307,809 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Tampa, Florida
February 3, 2014

FLORIDA INVESTMENT ADVISORS, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2013

Total Revenue	$1,528,115
Total Deductions	307,809
SIPC Net Operating Revenues	$1,220,306
General Assessment @ .0025	$ 3,051

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
07/18/13	No agent identified	$ -	$ 1,471
01/14/14	No agent identified	-	1,580
		$ -	$ 3,051